Exhibit 99.1

So-Young Reports Unaudited Second Quarter 2024 Financial Results

BEIJING, China, Aug. 23, 2024 — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Second Quarter 2024 Financial Highlights

•	Total revenues were RMB407.4 million (US$56.1 million1), compared with RMB412.1 million in the corresponding period of 2023, exceeding the high end of guidance.

•	Net income attributable to So-Young International Inc. was RMB18.9 million (US$2.6 million), compared with net loss attributable to So-Young International Inc. of RMB2.6 million in the same period of 2023.

•	Non-GAAP net income attributable to So-Young International Inc.[2] was RMB22.2 million (US$3.1 million), compared with non-GAAP net income attributable to So-Young International Inc. of RMB15.5 million in the same period of 2023.

Second Quarter 2024 Operational Highlights

•	Average mobile MAUs were 1.5 million, compared with 3.0 million in the second quarter of 2023.

•	Number of medical service providers subscribing to information services on So-Young’s platform was 1,174, compared with 1,659 in the second quarter of 2023.

•	Total number of purchasing users through reservation services was 137.5 thousand and the aggregate value of medical aesthetic treatment transactions facilitated by So-Young’s platform was RMB427.8 million.

Mr. Xing Jin, Co-Founder and Chief Executive Officer of So-Young, commented, “Our performance during the second quarter was solid with total revenue beating guidance on the back of a significant 22.6% year-over-year increase in sales of medical products and maintenance services. This solid performance is directly attributable to our strategic initiatives and ability to capitalize on industry trends and enhance the overall vertical integration and diversification of our business. We made significant progress in expanding our chain of clinics, opening 14 in prime commercial areas across eight core cities. Notably, our Beijing clinic continues to lead the industry in key operating metrics, including repeat customer rates and customer acquisition costs. We plan to swiftly replicate this proven model in other cities to further expand our offline footprint. Leveraging the reputational strength of our brand and extensive consumer behavior data, we have built a solid foundation to drive upstream product development and customization. Product sales continue to grow rapidly with a strong and diversified pipeline currently in development with our partners. Moving forward, we will continue to explore opportunities across the upstream, midstream and downstream sectors, solve industry pain points, and lead the industry towards a new era of quality medical aesthetics.”

1 This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB7.2672 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on June 28, 2024.

2 Non-GAAP net income/(loss) attributable to So-Young International Inc. is defined as net income/(loss) attributable to So-Young International Inc. excluding share-based compensation expenses attributable to So-Young International Inc. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Mr. Hui Zhao, Chief Financial Officer of So-Young, added, “Growth during the quarter was fueled by the progress we made in integrating our platform across the medical aesthetic value chain. This not only promotes the high-quality and sustainable development of the industry, but also further strengthens our market position. As we accelerate the development of our new businesses, we will continue to prudently manage costs and enhance operational efficiency. We are confident that these strategic initiatives will continue to drive sustainable growth and enhance shareholder value over the long-term.”

Second Quarter 2024 Financial Results

Revenues

Total revenues were RMB407.4 million (US$56.1 million), a decrease of 1.1% from RMB412.1 million in the same period of 2023. The decrease was primarily due to a decrease in the number of medical service providers subscribing to information services on So-Young’s platform.

•	Information services and other revenues were RMB279.2 million (US$38.4 million), a decrease of 6.6% from RMB298.9 million in the same period of 2023. The decrease was primarily due to a decrease in the number of medical service providers subscribing to information services on So-Young’s platform.

•	Reservation services revenues were RMB22.4 million (US$3.1 million), a decrease of 16.9% from RMB26.9 million in the same period of 2023. The decrease was primarily due to the policy change for commission rates and subsidies.

•	Sales of medical products and maintenance services were RMB105.8 million (US$14.6 million), an increase of 22.6% from RMB86.3 million in the same period of 2023, primarily due to an increase in the order volumes for cosmetic products.

Cost of Revenues

Cost of revenues was RMB155.1 million (US$21.3 million), an increase of 3.1% from RMB150.4 million in the second quarter of 2023. The increase was primarily due to an increase in costs associated with sales of cosmetic products. Cost of revenues included share-based compensation expenses of RMB0.2 million (US$0.0 million), compared with the share-based compensation expenses of RMB0.4 million in the corresponding period of 2023.

•	Cost of services and others were RMB101.9 million (US$14.0 million), a decrease of 4.4% from RMB106.5 million in the second quarter of 2023. The decrease was primarily due to a decrease in the cost of services associated with So-Young Prime.

•	Cost of medical products sold and maintenance services were RMB53.2 million (US$7.3 million), an increase of 21.3% from RMB43.9 million in the second quarter of 2023. The increase was primarily due to an increase in costs associated with the sales of cosmetic products.

Operating Expenses

Total operating expenses were RMB245.6 million (US$33.8 million), a decrease of 13.0% from RMB282.4 million in the second quarter of 2023.

•	Sales and marketing expenses were RMB132.3 million (US$18.2 million), a decrease of 4.1% from RMB137.9 million in the second quarter of 2023. The decrease was mainly due to a decrease in expenses associated with branding and user acquisition activities. Sales and marketing expenses included share-based compensation expenses of RMB0.2 million (US$0.0 million), compared with RMB0.8 million in the corresponding period of 2023.

•	General and administrative expenses were RMB70.8 million (US$9.7 million), a decrease of 23.3% from RMB92.3 million in the second quarter of 2023. The decrease was primarily due to decreases in share-based compensation expenses and professional consulting fees. General and administrative expenses included share-based compensation expenses of RMB2.0 million (US$0.3 million), compared with RMB15.5 million in the corresponding period of 2023. The decrease in share-based compensation expenses was due to the compensation costs of the restricted share units granted in 2023, which were fully recognized by the end of the first quarter of 2024.

•	Research and development expenses were RMB42.5 million (US$5.8 million), a decrease of 18.5% from RMB52.1 million in the second quarter of 2023. The decrease was primarily attributable to improvements in staff efficiency. Research and development expenses included share-based compensation expenses of RMB0.8 million (US$0.1 million), compared with RMB1.3 million in the corresponding period of 2023.

Income Tax Benefits

Income tax benefits were RMB2.6 million (US$0.4 million), compared with income tax benefits of RMB0.8 million in the same period of 2023.

Net Income/(Loss) Attributable to So-Young International Inc.

Net income attributable to So-Young International Inc. was RMB18.9 million (US$2.6 million), compared with a net loss attributable to So-Young International Inc. of RMB2.6 million in the second quarter of 2023.

Non-GAAP Net Income Attributable to So-Young International Inc.

Non-GAAP net income attributable to So-Young International Inc., which excludes the impact of share-based compensation expenses attributable to So-Young International Inc., was RMB22.2 million (US$3.1 million), compared with RMB15.5 million non-GAAP net income attributable to So-Young International Inc. in the same period of 2023.

Basic and Diluted Earnings/(Loss) per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB0.18 (US$0.02) and RMB0.18 (US$0.02), respectively, compared with basic and diluted loss per ADS attributable to ordinary shareholders of RMB0.02 and RMB0.02, respectively, in the same period of 2023.

Cash and Cash Equivalents, Restricted Cash and Term Deposits, Term Deposits and Short-Term Investments

As of June 30, 2024, cash and cash equivalents, restricted cash and term deposits, term deposits and short-term investments were RMB1,245.1 million (US$171.3 million), compared with RMB1,341.6 million as of December 31, 2023.

Business Outlook

For the third quarter of 2024, So-Young expects total revenues to be between RMB350.0 million (US$48.2 million) and RMB370.0 million (US$50.9 million), representing a 9.2% to 4.0% decrease from the same period in 2023. The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, as well as customer demand, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income/(loss) from operations and non-GAAP net income/(loss) attributable to So-Young International Inc. by excluding share-based compensation expenses from income/(loss) from operations and net income/(loss) attributable to So-Young International Inc., respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future. All these are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call Information

So-Young's management will hold an earnings conference call on Friday, August 23, 2024, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
Mainland China：	4001-201203
US:	+1-888-346-8982
Hong Kong：	+852-301-84992
Passcode:	So-Young International Inc.

A telephone replay will be available two hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, August 30, 2024. The dial-in details are:

International:	+1-412-317-0088
US:	+1-877-344-7529
Passcode:	3725692

Additionally, a live and archived webcast of this conference call will be available at http://ir.soyoung.com.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) is the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry. The Company presents users with reliable information through offering high quality and trustworthy content together with a multitude of social functions on its platform, as well as by curating medical aesthetic service providers that are carefully selected and vetted. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as So-Young’s strategic and operational plans, contain forward-looking statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: So-Young’s strategies; So-Young’s future business development, financial condition and results of operations; So-Young’s ability to retain and increase the number of users and medical service providers, and expand its service offerings; competition in the online medical aesthetic service industry; changes in So-Young’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online medical aesthetic service industry, general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Mona Qiao

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

In China

Ms. Dee Wang

Phone: +86-10-5900-1548

E-mail: dee.wang@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	426,119	456,927	62,875
Restricted cash and term deposits	14,695	83,224	11,452
Trade receivables	57,219	81,585	11,226
Inventories	118,924	143,374	19,729
Receivables from online payment platforms	23,158	20,819	2,865
Amounts due from related parties	9,212	10,292	1,416
Term deposits and short-term investments	900,823	704,979	97,008
Prepayment and other current assets	171,774	237,267	32,649
Total current assets	1,721,924	1,738,467	239,220
Non-current assets:
Long-term investments	261,016	278,546	38,329
Intangible assets	145,253	133,104	18,316
Goodwill	540,693	540,693	74,402
Property and equipment, net	116,782	137,162	18,874
Deferred tax assets	78,034	80,626	11,095
Operating lease right-of-use assets	118,408	139,885	19,249
Other non-current assets	232,455	183,546	25,257
Total non-current assets	1,492,641	1,493,562	205,522
Total assets	3,214,565	3,232,029	444,742

Liabilities
Current liabilities:
Short-term borrowings	29,825	39,713	5,465
Taxes payable	56,894	57,567	7,921
Contract liabilities	103,374	95,656	13,163
Salary and welfare payables	86,290	79,716	10,969
Amounts due to related parties	388	138	19
Accrued expenses and other current liabilities	233,913	249,175	34,287
Operating lease liabilities-current	29,739	27,482	3,782
Total current liabilities	540,423	549,447	75,606
Non-current liabilities:
Operating lease liabilities-non current	86,210	114,478	15,753
Deferred tax liabilities	25,082	21,342	2,937
Other non-current liabilities	1,536	1,610	222
Total non-current liabilities	112,828	137,430	18,912
Total liabilities	653,251	686,877	94,518

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except for share and per share data)

Shareholders’ equity:
Treasury stock	(358,453)	(365,451)	(50,288)
Class A ordinary shares (US$0.0005 par value; 750,000,000 shares authorized as of December 31, 2023 and June 30, 2024; 73,688,044 and 63,422,436 shares issued and outstanding as of December 31, 2023, 77,387,894 and 66,469,129 shares issued and outstanding as of June 30, 2024, respectively)	238	251	35
Class B ordinary shares (US$ 0.0005 par value; 20,000,000 shares authorized as of December 31, 2023 and June 30, 2024; 12,000,000 shares issued and outstanding as of December 31, 2023 and June 30, 2024)	37	37	5
Additional paid-in capital	3,080,433	3,065,650	421,847
Statutory reserves	33,855	33,855	4,659
Accumulated deficit	(330,166)	(332,465)	(45,749)
Accumulated other comprehensive income	18,185	23,934	3,293
Total So-Young International Inc. shareholders’ equity	2,444,129	2,425,811	333,802
Non-controlling interests	117,185	119,341	16,422
Total shareholders’ equity	2,561,314	2,545,152	350,224
Total liabilities and shareholders’ equity	3,214,565	3,232,029	444,742

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2023	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Information services and others	298,879	279,216	38,421	509,163	487,964	67,146
Reservation services	26,903	22,356	3,076	56,584	45,420	6,250
Sales of medical products and maintenance services	86,284	105,808	14,560	156,422	192,278	26,458
Total revenues	412,066	407,380	56,057	722,169	725,662	99,854
Cost of revenues:
Cost of services and others	(106,519)	(101,853)	(14,015)	(188,019)	(176,075)	(24,229)
Cost of medical products sold and maintenance services	(43,859)	(53,198)	(7,320)	(76,080)	(96,291)	(13,250)
Total cost of revenues	(150,378)	(155,051)	(21,335)	(264,099)	(272,366)	(37,479)
Gross profit	261,688	252,329	34,722	458,070	453,296	62,375
Operating expenses:
Sales and marketing expenses	(137,921)	(132,308)	(18,206)	(250,432)	(245,564)	(33,791)
General and administrative expenses	(92,341)	(70,799)	(9,742)	(153,855)	(155,752)	(21,432)
Research and development expenses	(52,141)	(42,498)	(5,848)	(107,934)	(82,089)	(11,296)
Total operating expenses	(282,403)	(245,605)	(33,796)	(512,221)	(483,405)	(66,519)
(Loss)/Income from operations	(20,715)	6,724	926	(54,151)	(30,109)	(4,144)
Other income/(expenses):
Investment income, net	3,370	788	108	10,222	2,887	397
Interest income, net	13,966	11,718	1,612	25,893	24,031	3,307
Exchange (losses)/gains	(1,579)	16	2	(1,154)	410	56
Share of losses of equity method investee	(3,699)	(3,733)	(514)	(6,870)	(7,729)	(1,064)
Others, net	6,562	2,039	281	8,587	5,319	732
(Loss)/Income before tax	(2,095)	17,552	2,415	(17,473)	(5,191)	(716)
Income tax benefits	785	2,571	354	5,049	5,128	706
Net (loss)/income	(1,310)	20,123	2,769	(12,424)	(63)	(10)
Net income attributable to noncontrolling interests	(1,268)	(1,182)	(163)	(2,102)	(2,236)	(308)
Net (loss)/income attributable to So-Young International Inc.	(2,578)	18,941	2,606	(14,526)	(2,299)	(318)

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2023	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net (loss)/earnings per ordinary share
Net (loss)/earnings per ordinary share attributable to ordinary shareholder - basic	(0.03)	0.24	0.03	(0.18)	(0.03)	(0.00)
Net (loss)/earnings per ordinary share attributable to ordinary shareholder - diluted	(0.03)	0.24	0.03	(0.18)	(0.03)	(0.00)
Net (loss)/earnings per ADS attributable to ordinary shareholders - basic (13 ADS represents 10 Class A ordinary shares)	(0.02)	0.18	0.02	(0.14)	(0.02)	(0.00)
Net (loss)/earnings per ADS attributable to ordinary shareholders - diluted (13 ADS represents 10 Class A ordinary shares)	(0.02)	0.18	0.02	(0.14)	(0.02)	(0.00)
Weighted average number of ordinary shares used in computing earnings/(loss) per share, basic*	77,310,426	79,586,926	79,586,926	78,580,369	79,569,190	79,569,190
Weighted average number of ordinary shares used in computing earnings/(loss) per share, diluted*	77,310,426	79,899,412	79,899,412	78,580,369	79,569,190	79,569,190

Share-based compensation expenses included in:
Cost of services and others	(412)	(229)	(32)	(1,217)	(174)	(24)
Sales and marketing expenses	(823)	(184)	(25)	(2,317)	(237)	(33)
General and administrative expenses	(15,546)	(2,015)	(277)	(21,564)	(26,468)	(3,642)
Research and development expenses	(1,305)	(817)	(112)	(2,182)	(1,660)	(228)

*	Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

SO-YOUNG INTERNATIONAL INC.

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2023	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
GAAP (loss)/income from operations	(20,715)	6,724	926	(54,151)	(30,109)	(4,144)
Add back: Share-based compensation expenses	18,086	3,245	446	27,280	28,539	3,927
Non-GAAP (loss)/income from operations	(2,629)	9,969	1,372	(26,871)	(1,570)	(217)

GAAP net (loss)/income attributable to So-Young International Inc.	(2,578)	18,941	2,606	(14,526)	(2,299)	(318)
Add back: Share-based compensation expenses	18,086	3,245	446	27,280	28,539	3,927
Non-GAAP net income attributable to So-Young International Inc.	15,508	22,186	3,052	12,754	26,240	3,609